THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION
STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT.

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 1999


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 23, 1997)



                                4,800,000 SHARES


                                  [LOWE'S LOGO]




                                 COMMON STOCK

                                ---------------
     Lowe's Companies, Inc. is offering all of the 4,800,000 shares of common stock offered by this prospectus supplement. The U. S. underwriters will offer 3,840,000 shares in the United States and Canada and the international managers will offer 960,000 shares outside of the United States and Canada.


     The common stock is listed for trading on The New York Stock Exchange under the symbol "LOW". On February 17, 1999, the last sale price of the common stock as reported on The New York Stock Exchange was $53 11/16 per share.


                               ---------------

                                          PER
                                         SHARE     TOTAL
                                        -------   ------
  Public Offering Price ............... $         $
  Underwriting Discount ............... $         $
  Proceeds, before expenses, to Lowe's  $         $

     The U.S. underwriters may also purchase up to an additional 576,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. The international managers may similarly purchase up to an aggregate of an additional 144,000 shares.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The shares of common stock will be ready for delivery in New York, New
York on or about               , 1999.
                                ---------------
MERRILL LYNCH & CO.
                          MORGAN STANLEY DEAN WITTER
                                                       PAINEWEBBER INCORPORATED
WILLIAM BLAIR & COMPANY                                  PRUDENTIAL SECURITIES


                                ---------------
           The date of this prospectus supplement is          , 1999

                               TABLE OF CONTENTS



                             PROSPECTUS SUPPLEMENT



                                                              PAGE
                                                             -----
Forward-Looking Statements ...............................    S-3
The Company ..............................................    S-4
Recent Developments ......................................    S-4
Use of Proceeds ..........................................    S-4
Selected Financial Information ...........................    S-5
Description of Capital Stock .............................    S-6
Underwriting .............................................    S-7
Legal Matters ............................................    S-9
Experts ..................................................    S-9
                                  PROSPECTUS
Available Information ....................................     2
Incorporation of Certain Documents by Reference ..........     2
Forward-Looking Statements ...............................     2
The Company ..............................................     3
Use of Proceeds ..........................................     3
Ratio of Earnings to Fixed Charges .......................     3
Description of Debt Securities ...........................     3
Description of Preferred Stock ...........................    11
Description of Common Stock ..............................    15
Description of Warrants ..................................    16
Plan of Distribution .....................................    17
Legal Matters ............................................    18
Experts ..................................................    18

                          FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus and reports, proxy statements and other information that we have filed with the SEC, which we incorporate by reference in this prospectus supplement and the accompanying prospectus, may include "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe that comments reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Possible risks and uncertainties regarding these statements include, but are not limited to:

           o general economic trends,
           o availability and development of real estate for expansion,
           o fluctuation in prices of commodities,
           o the nature of competition, and
           o weather conditions.

     We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus supplement and the accompanying prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to our Company or management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated in this prospectus supplement and the accompanying prospectus. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and the accompanying prospectus might not transpire.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
                               ---------------
     You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the dates given only. Our business, financial condition, results of operations and prospects may have changed since such dates.

                                  THE COMPANY

     We are a leading specialty retailer of products and services for the home improvement, home decor, home repair and remodeling and home construction markets. Our principal customer groups are do-it-yourself customers, repair and remodeling contractors and new home builders. As of January 29, 1999, we operated 484 stores with 43.4 million square feet of sales floor in 27 states located principally in the South Atlantic and South Central regions of the United States. We have announced plans to expand into the Western United States. According to NATIONAL HOME CENTER NEWS, an industry publication, we are the second largest home center retailer in the United States. References herein to "we," "us," "our," or "our Company" mean Lowe's Companies, Inc. and our subsidiaries.

     Our principal executive offices are located at P. O. Box 1111, North Wilkesboro, North Carolina 28656, and our telephone number is (336) 658-4000.


                              RECENT DEVELOPMENTS

     PENDING MERGER WITH EAGLE HARDWARE & GARDEN, INC. On November 22, 1998, we announced that we had entered into a definitive merger agreement with Eagle Hardware & Garden, Inc., under which our Company would acquire Eagle in a stock for stock merger transaction. Eagle and our Company expect the merger to be completed during the first quarter of fiscal 1999. The transaction, valued at approximately $1.0 billion at announcement, is subject to customary closing conditions including approval of the merger by Eagle shareholders at a special meeting expected to be held in March, 1999. The 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired without action by the Federal Trade Commission.

     Eagle and our Company structured the merger as a tax-free exchange of our Company's shares for Eagle shares, and expect the merger to qualify as a pooling of interests, which means that Eagle and our Company will be treated as if the two companies had always been combined for accounting and financial purposes.

     Under the terms of the merger agreement, Eagle shareholders will receive that whole number of shares of our Company's common stock for each share of Eagle common stock they own, determined by dividing $29.00 by the average of the daily closing price of our common stock on The New York Stock Exchange for the 10-day trading period ending on the fifth trading day before closing of the merger. This exchange ratio is subject to the following two adjustments:

   o if the average closing price of our common stock as calculated above exceeds $45.31, the exchange ratio described above will be fixed at .6400 shares of our common stock for each share of Eagle common stock, and

   o if the average closing price of our common stock as calculated above falls below $33.49, the exchange ratio described above will be fixed at .8659 shares of our common stock for each share of Eagle common stock.

     Founded in 1989, Eagle has over 6,000 employees and operates 37 warehouse/home improvement centers in Washington, Utah, Colorado, Hawaii, Alaska, California, Idaho, Montana, Nevada and Oregon. Eagle's home centers average 130,000 square feet of retail selling space and feature more than 70,000 products under Eagle's "More of Everything" merchandising philosophy.

     FOURTH QUARTER AND FISCAL 1998 SALES. On February 4, 1999, we reported that January 1999 sales increased 19.2% to $760.7 million from $637.9 million a year ago. During this four-week period, sales at our comparable stores, which are stores that have been open in excess of one year, increased 6.5%. Large stores, meaning those larger than 80,000 square feet, had a comparable store sales increase of 5.0%.

     We also reported that overall fourth quarter sales totaled $2.92 billion, a 21.6% increase over the fourth quarter of fiscal 1997. Comparable store sales for the fourth quarter increased 8.2% with large stores realizing a 7.7% comparable increase. Fiscal 1998 total sales were $12.24 billion, a 20.8% increase over fiscal 1997. Comparable store sales for the year increased 5.9%. Comparable large stores posted a 6.9% increase.


                                USE OF PROCEEDS

     We will use the net proceeds from the sale of our common stock offered by this prospectus supplement to finance a portion of our store expansion program, as well as for general corporate purposes. We may invest temporarily in short-term marketable securities those funds that we do not apply immediately to those purposes.

                        SELECTED FINANCIAL INFORMATION
         (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

     We have derived the following results of operations and balance sheet data for and as of the end of fiscal years 1993, 1994, 1995, 1996 and 1997 from our audited consolidated financial statements. We have derived the selected financial data for the 39 weeks ended October 31, 1997 and October 30, 1998 from our unaudited consolidated financial statements. In our opinion, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results for the 39 weeks ended October 30, 1998 may not be indicative of the results to be achieved for the entire fiscal year. All per share amounts have been adjusted to reflect a two-for-one stock split declared May 29, 1998. You should read the information set forth below in conjunction with our consolidated financial statements and related notes and other financial information incorporated by reference in this prospectus supplement.



                                                                      FISCAL YEAR ENDED
                                      ---------------------------------------------------------------------------------
                                         JANUARY 31,     JANUARY 31,     JANUARY 31,     JANUARY 31,      JANUARY 30,
                                            1994             1995            1996            1997            1998
                                      ---------------- --------------- --------------- --------------- ----------------
RESULTS OF OPERATIONS DATA:
 Net sales ..........................   $  4,538,001     $ 6,110,521     $ 7,075,442     $ 8,600,241     $ 10,136,890
 Gross margin .......................      1,081,284       1,512,344       1,763,247       2,223,759        2,689,773
 Net earnings .......................        131,786         223,560         226,027         292,150          357,484
 Basic earnings per share ...........   $       0.45      $     0.72      $     0.71     $      0.87      $      1.03
 Diluted earnings per share .........   $       0.45      $     0.70      $     0.68     $      0.86      $      1.03
 Cash dividends per share ...........   $       0.08      $     0.09      $     0.10     $      0.10      $      0.11
SELECTED OPERATING DATA:
 Number of stores open at end of
  period ............................            311             336             365             402              446
 Selling square footage at end of
  period (in thousands) .............         14,200          18,600          23,900          30,400           36,500
 Same store sales increase ..........             10%             15%             --               7%               4%
BALANCE SHEET DATA:
 Total assets .......................   $  2,201,648     $ 3,105,992     $ 3,556,386     $ 4,434,954     $  5,219,277
 Long-term debt, excluding
  current portion ...................        592,333         681,184         866,183         767,338        1,045,570
 Shareholders' equity ...............   $    873,669     $ 1,419,890     $ 1,656,715     $ 2,217,476     $  2,600,609



                                              39 WEEKS ENDED
                                      -------------------------------
                                        OCTOBER 31,     OCTOBER 30,
                                            1997            1998
                                      --------------- ---------------
RESULTS OF OPERATIONS DATA:
 Net sales ..........................   $ 7,739,321     $ 9,329,218
 Gross margin .......................     2,025,682       2,475,393
 Net earnings .......................       284,977         376,210
 Basic earnings per share ...........   $     0.82      $     1.07
 Diluted earnings per share .........   $     0.82      $     1.06
 Cash dividends per share ...........   $     0.08      $     0.09
SELECTED OPERATING DATA:
 Number of stores open at end of
  period ............................           425             465
 Selling square footage at end of
  period (in thousands) .............        33,700          40,200
 Same store sales increase ..........             4%              5%
BALANCE SHEET DATA:
 Total assets .......................   $ 5,173,452     $ 6,373,709
 Long-term debt, excluding
  current portion ...................     1,049,898       1,302,343
 Shareholders' equity ...............   $ 2,535,799     $ 3,028,177

                         DESCRIPTION OF CAPITAL STOCK

     The following is a brief description of our Company's capital stock. For a more complete description of our common stock and preferred stock, see "Description of Common Stock" and "Description of Preferred Stock" in the prospectus accompanying this prospectus supplement.

     CAPITAL STOCK. Our capital stock consists of 1,400,000,000 authorized shares of common stock and 5,000,000 authorized shares of preferred stock. We had 352,651,976 shares of common stock and no shares of preferred stock outstanding at February 15, 1999.

     PREFERRED SHARE PURCHASE RIGHTS. On September 9, 1998, we distributed as a dividend one right for each outstanding share of our common stock under the Lowe's Rights Agreement. The Lowe's Rights Agreement replaced an earlier rights plan, which had expired. Each right entitles the holder to buy one 1/1000th of a share of our Participating Cumulative Preferred Stock, Series A, at an exercise price of $152.50, subject to customary anti-dilution adjustments. The rights will become exercisable only if a person or group acquires or announces a tender offer for 15% or more of our outstanding common stock. When the rights are exercisable, we may issue a share of our common stock in exchange for each right other than those held by the person or group that has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the rights. If a person or group acquires 15% or more of our outstanding common stock, each right will entitle the holder, other than the 15% acquiror, upon payment of the exercise price, to acquire our Company's preferred stock or, at the option of our Company, our common stock, having a value equal to twice the right's exercise price. If we are acquired in a merger or other business combination, or if 50% of our earnings power is sold, each right will entitle the holder, other than the 15% acquiror, to purchase securities of the surviving company having a market value equal to twice the exercise price of the right. The rights will expire September 9, 2008, and we may redeem the rights at a price of $.001 per right at any time prior to the tenth day after an announcement that a person or group has acquired a 15% position.

     Until a person or group acquires or announces a tender offer for 15% or more of our common stock, the rights will be evidenced by our Company's stock certificates and will be transferred only with such stock certificates. Surrender for transfer of any certificate for our common stock will also constitute the transfer of the rights associated with our common stock represented by such certificate. Rights may not be transferred, directly or indirectly:

   o to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the rights,

   o to any person in connection with a transaction in which the person becomes a 15% acquiring person, or

   o to any affiliate or associate of any such person.

Any right that is the subject of a purported transfer to any such person will be null and void.

     The rights may have anti-takeover effects, as they will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of our common stock if any merger or other business combination occurs subsequently without the rights having been redeemed. The rights should not interfere with any merger or other business combination approved by our board of directors and/or our shareholders, because the rights are redeemable under those circumstances.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") between our Company and the U.S. Underwriters named below (collectively, the "U.S. Underwriters"), our Company has agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters has severally and not jointly agreed to purchase, the respective number of shares of our common stock set forth opposite its name below.



                                                    NUMBER OF
U.S. UNDERWRITER                                     SHARES
-----------------------------------------------   ------------
   Merrill Lynch, Pierce, Fenner & Smith
          Incorporated ........................
   Morgan Stanley & Co. Incorporated ..........
   PaineWebber Incorporated ...................
   William Blair & Company, L.L.C. ............
   Prudential Securities Incorporated .........    ---------
          Total ...............................    3,840,000
                                                   =========


     Our Company and Merrill Lynch International, Morgan Stanley & Co. International Limited, PaineWebber International (U.K.) Ltd., William Blair & Company, L.L.C. and Prudential-Bache Securities (U.K.) Inc. (collectively, the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") have also entered into an international purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 3,840,000 shares of our common stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, we have agreed to sell to the International Managers, and the International Managers severally and not jointly have agreed to purchase from us, an aggregate of 960,000 shares of our common stock. The public offering price per share and the total underwriting discount per share of our common stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of our common stock being sold pursuant to each such agreement if any of the shares of our common stock being sold pursuant to such agreement are purchased. In the event of a default by an Underwriter, the U.S. Purchase Agreement and the International Purchase Agreement provide that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Purchase Agreements may be terminated. The closings with respect to the sale of shares of our common stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Underwriters have advised us that the U.S. Underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in
excess of $    per share of our common stock. The U.S. Underwriters may allow,
and such dealers may reallow, a discount not in excess of $    per share of our
common stock on sales to certain other dealers. After the offering contemplated hereby, the public offering price, concession and discount may be changed.

     We have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 576,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The U.S. Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus supplement. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. We also have granted options to the International Managers, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 144,000 additional shares of our common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The following table shows the per share and total public offering price, underwriting discount to be paid by our Company to the Underwriters and the proceeds before expenses to our Company. This information is presented assuming either no exercise or full exercise by the U.S. Underwriters and the International Managers of their over-allotment options.



                                                                 WITHOUT    WITH
                                                     PER SHARE   OPTIONS   OPTIONS
                                                    ----------- --------- --------
   Public offering price .......................... $           $         $
   Underwriting discount .......................... $           $         $
   Proceeds, before expenses, to our Company ...... $           $         $

     The expenses of the offerings are estimated at $200,000 (exclusive of the underwriting discount) and are payable by our Company.

     The shares of our common stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     Our Company and certain of our executive officers have agreed, subject to certain exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters for a period of 90 days after the date of this prospectus supplement.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of our common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Our Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of our common stock offered by this prospectus supplement is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase our common stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the Underwriters create a short position in our common stock in connection with the offering, I.E., if they sell more shares of our common stock than are set forth on the cover page of this prospectus supplement, they may reduce that short position by purchasing our common stock in the open market. The U.S. Underwriters may also elect to reduce any short position by increasing all or part of the over-allotment options described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither our Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transaction described above may have on the price of our common stock. In addition, neither our Company nor any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated advised our Company in connection with our intended acquisition of Eagle, for which it received a financial advisory fee, and may from time to time, perform other investment banking and financial services for our Company and our subsidiaries.


                                 LEGAL MATTERS

     Certain legal matters will be passed on for our Company by Hunton & Williams, Richmond, Virginia. Certain legal matters relating to the offering will be passed on for the Underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS

     The consolidated financial statements that we have incorporated by reference in this prospectus supplement from our Company's Annual Report on Form 10-K for the year ended January 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which we have incorporated by reference in this prospectus supplement, and we have so incorporated by reference in this prospectus supplement the consolidated financial statements in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of our Company for the periods ended May 1, 1998, May 2, 1997, July 31, 1998, August 1, 1997, October 30, 1998 and October 31, 1997, which we incorporate by reference in this prospectus supplement, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in our Company's Quarterly Reports on Form 10-Q for the quarters ended May 1, 1998, July 31, 1998 and October 30, 1998, and incorporated by reference in this prospectus supplement, they did not audit and they do not express an opinion on that interim financial information. Accordingly, you should restrict your degree of reliance on their reports on such information in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                      (This Page Intentionally Left Blank)

PROSPECTUS

                                 $600,000,000


                            LOWE'S COMPANIES, INC.
                                  SECURITIES
     Lowe's Companies, Inc. ("Lowe's" or the "Company") intends to issue from time to time in one or more series up to $600,000,000 aggregate offering price of its (i) unsecured debt securities ("Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), (ii) shares of preferred stock, par value $5.00 per share ("Preferred Stock"), which may be issued in the form of depositary shares evidenced by depositary receipts ("Depositary Shares"),
(iii) shares of common stock, par value $.50 per share ("Common Stock"), and
(iv) warrants to purchase shares of Common Stock or Preferred Stock ("Warrants") on terms to be determined at the time of sale (the Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants are referred to collectively as the "Securities"). The Securities offered hereby (the "Offered Securities") may be offered separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Senior Indenture described herein. Both the Senior Debt Securities and the Subordinated Debt Securities will be effectively subordinated to any secured indebtedness of the Company and its subsidiaries and to any unsecured, unsubordinated indebtedness and other liabilities of the Company's subsidiaries. At October 31, 1997, the Company and its subsidiaries had $67.4 million of secured indebtedness outstanding and the Company had $603.9 million of unsecured and unsubordinated indebtedness outstanding. At October 31, 1997, the Company's subsidiaries had $67.1 million of secured unsubordinated indebtedness outstanding. The indentures governing Debt Securities will not contain any restrictions on the ability of the Company to incur additional unsecured indebtedness or any provisions that would afford holders of the Debt Securities protection in the event of a significant transaction involving the Company that might adversely affect the holders of the Debt Securities. See "Description of Debt Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation (including whether senior or subordinated), aggregate principal amount, denomination, maturity, premium, if any, priority, interest rate (which may be variable or fixed), time of payment of any premium and any interest, terms for optional redemption or repayment or for sinking fund payments, terms for conversion into or exchange for other Offered Securities, and the initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, and the dividend, liquidation, redemption, conversion, voting and other rights, the initial public offering price, and whether interests in the Preferred Stock will be represented by Depositary Shares; (iii) in the case of Common Stock, the initial offering price; (iv) in the case of Warrants, the number and terms thereof, the description and the number of securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof, and (v) in the case of all Offered Securities, whether such Offered Security will be offered separately or as a unit with other Offered Securities, will be set forth in a Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Offered Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through such firms or other firms acting alone or through dealers. The Offered Securities may also be sold directly by the Company or through agents to investors. The names of any agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the applicable agent's commission, dealer's purchase price or underwriter's discount and the net proceeds to the Company from such sale will be set forth in the Prospectus Supplement. See "Plan of Distribution."

     This Prospectus may not be used to consummate the sale of the Securities unless accompanied by a Prospectus Supplement.  ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                               ---------------
               The date of this Prospectus is December 23, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10045. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the Securities to which this Prospectus relates. As permitted by the Rules and Regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement, including the exhibits thereto, which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under
Section 13 of the Exchange Act are hereby incorporated by reference in this
Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended May 2, August 1 and October 31, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests should be directed to Lowe's Companies, Inc., P. O. Box 1111, North Wilkesboro, North Carolina 28656, Attention: Robert A. Niblock, (910) 658-4561.


                          FORWARD-LOOKING STATEMENTS

     This Prospectus, any Prospectus Supplement and the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in the Prospectus, any Prospectus Supplement, and the documents incorporated by reference herein, which could cause actual results to differ. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.

                                  THE COMPANY

     Lowe's Companies, Inc. is a specialty retailer of building materials and related products for the do-it-yourself home improvement, home decor and home construction, repair and remodeling markets. As of October 31, 1997, Lowe's operated 425 retail stores with more than 33.7 million square feet of sales floor located principally in the South Atlantic and South Central regions of the United States. According to NATIONAL HOME CENTER NEWS, an industry publication, Lowe's is the second largest home center retailer in the United States. Lowe's general offices are located in North Wilkesboro, North Carolina.



                                USE OF PROCEEDS

     Except as may be otherwise set forth in the Prospectus Supplement accompanying this Prospectus, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include financing the acquisition of land, buildings and equipment for new and existing stores, the repayment of indebtedness and the repurchase of outstanding securities of the Company, including Common Stock. Funds not required immediately for those purposes may be invested temporarily in short-term marketable securities.


                      RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include pretax earnings plus fixed charges. "Fixed charges" include interest expense, capitalized interest and the portion of rental expense that is representative of the interest factor in these rentals.



                                                           NINE MONTHS ENDED
                                                 -------------------------------------
                                                  OCTOBER 31, 1997   OCTOBER 31, 1996
                                                 ------------------ ------------------
Historical ratio of earnings to fixed charges ..         6.85x              6.77x



                                                                YEARS ENDED JANUARY 31,
                                                 ------------------------------------------------------
                                                    1997       1996       1995       1994       1993
                                                 ---------- ---------- ---------- ---------- ----------
Historical ratio of earnings to fixed charges ..     6.26x      5.76x      6.82x      6.45x      5.73x

                        DESCRIPTION OF DEBT SECURITIES

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. Further terms of the Offered Securities are set forth in the Prospectus Supplement.

     The Senior Debt Securities are to be issued under an Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The First National Bank of Chicago, as Trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under an Indenture between the Company and The Bank of New York, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes referred to individually as an "Indenture" and collectively as the "Indentures." The Senior Trustee and the Subordinated Trustee are sometimes referred to individually as a "Trustee" and collectively as the "Trustees." The Senior Indenture and the form of the Subordinated Indenture are filed as exhibits to the Registration Statement. The following summaries of material provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Whenever particular Sections, Articles or defined terms of the Indentures are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference.

GENERAL
     The Debt Securities to be offered by this Prospectus are limited to $600,000,000 in aggregate principal amount of unsecured debt obligations of the Company. However, the Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. (Section
301). The Company has outstanding under the Senior Indenture $100,000,000 aggregate principal amount of 6 3/8% Senior Notes due December 15, 2005 (the "6 3/8% Senior Notes") and $268 million of Medium Term Notes, Series B, at rates ranging from 6.70% to 7.61% with final maturities ranging from September 1, 2007, to May 15, 2037. The Company has outstanding under a separate indenture an additional $239 million of Medium Term Notes, Series A, at rates ranging from 6.50% to 8.20% and with final maturities from March 10, 1999, to January 11, 2023 (the Series A and Series B Medium Term Notes are referred to collectively as the "Medium Term Notes"). No Debt Securities are currently issued and outstanding under the Subordinated Indenture. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of Senior Indebtedness (as defined below under " -- Subordination of Debt Securities") that may be incurred by the Company or any of its subsidiaries.

     The Senior Debt Securities will be unsecured obligations of the Company and will rank on a parity with the 6 3/8% Senior Notes, the Medium Term Notes and all other unsecured and unsubordinated indebtedness of the Company. The Senior Debt Securities will be effectively subordinated to any secured indebtedness of the Company and its subsidiaries and to any unsecured, unsubordinated indebtedness of the Company's subsidiaries. At October 31, 1997, the Company and its subsidiaries had $67.4 million of secured indebtedness outstanding and the Company had $603.9 million of Senior Indebtedness outstanding. At October 31, 1997, the Company's subsidiaries had $67.1 million of secured unsubordinated indebtedness outstanding. The Subordinated Debt Securities will be unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness.

     Reference is made to the applicable Prospectus Supplement for the specific terms of the series of Debt Securities offered thereby including: (1) the title of the Debt Security; (2) the aggregate principal amount and denominations; (3) the maturity or maturities; (4) the price to be received by the Company from the sale of such Debt Securities; (5) the interest rate or rates (or the method of calculation thereof) to be established for the Debt Securities, which rate or rates may vary from time to time; (6) the date or dates on which principal of the Debt Securities is payable; (7) the date or dates from which interest on the Debt Securities shall accrue and the payment and record date or dates for payments of interest or the methods by which any such dates will be determined;
(8) the place or places where principal of, premium, if any, and interest, if any, on the Debt Securities is payable; (9) the terms of any sinking fund and analogous provisions with respect to the Debt Securities; (10) the respective redemption and repayment rights, if any, of the Company and of the holders of the Debt Securities and the related redemption and repayment prices and any limitations on such redemption or repayment rights; (11) any provisions relating to the conversion or exchange of the Debt Securities; (12) any addition to or change in the affirmative or negative covenants, if any, to be imposed upon the Company relating to any of the Debt Securities; (13) any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with such Debt Securities for or on behalf of the holders thereof or the Company or an affiliate; (14) whether such Debt Securities are to be issuable initially in temporary global form and whether any such Debt Securities are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global security may exchange such interests for Debt Securities of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur; (15) the listing of the Debt Securities on any securities exchange or inclusion in any other market or quotation or trading system; and (16) any other specific terms, conditions and provisions of the Debt Securities.

     The holders of Debt Securities of a specified series that are convertible into Common Stock ("Convertible Debt Securities") will be entitled at certain times specified in the Prospectus Supplement relating to such Convertible Debt Securities, subject to prior redemption, repayment or repurchase, to convert any Convertible Debt Securities of such series into Common Stock, at the conversion price set forth in such Prospectus Supplement, subject to adjustment and to such other terms as are set forth in such Prospectus Supplement. (Senior Indenture, Article 14; Subordinated Indenture, Article 15).

     Unless otherwise provided in the Prospectus Supplement, principal of and any premium and interest on the Debt Securities shall be payable, and the transfer of the Debt Securities will be registrable, at the office of the applicable Trustee, except that, at the option of the Company, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the register for the Debt Securities. (Sections 305 and 1002).

     Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305).

     Debt Securities may be issued as Original Issue Discount Securities (as defined in the Indentures) to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.


CERTAIN COVENANTS APPLICABLE TO SENIOR DEBT SECURITIES

     Unless otherwise indicated in the applicable Prospectus Supplement with respect to a series of Senior Debt Securities, Senior Debt Securities will have the benefit of the following covenants contained in the Senior Indenture. Unless otherwise indicated in the applicable Prospectus Supplement with respect to Subordinated Debt Securities of a series, the Subordinated Debt Securities will not have the benefit of such covenants. Certain capitalized terms used in this section are defined below under "Certain Definitions." Other capitalized terms not otherwise defined herein have the meanings ascribed to them in the Senior Indenture.

     RESTRICTIONS ON DEBT. The Senior Indenture provides that the Company will not itself, and will not permit any Subsidiary to, incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Property of the Company or any Subsidiary, or any shares of Capital Stock or Debt of any Subsidiary, without effectively providing that the Securities of each series of Senior Debt Securities then Outstanding (together with, if the Company shall so determine, any other Debt of the Company or such Subsidiary then existing or thereafter created that is not subordinate to the Securities of each series then Outstanding) will be secured equally and ratably with (or, at the option of the Company, prior to) such secured Debt, so long as such secured Debt shall be so secured, and will not permit any Subsidiary to incur, issue, assume or guarantee any unsecured Debt or to issue any Preferred Stock, in each instance unless the aggregate amount of all such secured Debt together with the aggregate preferential amount to which such Preferred Stock would be entitled on any involuntary distribution of assets and all Attributable Debt of the Company and its Subsidiaries in respect of sale and leaseback transactions would not exceed 10% of Consolidated Net Tangible Assets. This restriction does not apply to, and there shall be excluded in computing Debt for the purpose of such restriction: (a) Debt secured by Mortgages on any property acquired, constructed or improved by the Company or any Subsidiary after the first date on which a Senior Debt Security is authenticated by the Trustee under the Senior Indenture, which Mortgages are created or assumed contemporaneously with, or within 30 months after, such acquisition, or completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 30-month period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after the first date on which a Senior Debt Security is authenticated by the Trustee under the Senior Indenture or Mortgages on any property existing at the time of the acquisition thereof if any such Mortgage does not apply to any property previously owned by the Company or any Subsidiary other than, in the case of any such construction or improvement, any previously unimproved real property on which the property so constructed, or the improvement, is located; (b) Debt of any corporation existing at the time such corporation is merged with or into the Company or a Subsidiary; (c) Debt of any corporation existing at the time such corporation becomes a Subsidiary; (d) Debt of a Subsidiary to the Company or to another Subsidiary; (e) Debt secured by Mortgages securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel, includable in gross income of the holder; and (f) certain extensions, renewals or replacements of any Debt referred to in the foregoing clauses (a) through (e) inclusive. This restriction does not apply to any issuance of Preferred Stock by a Subsidiary to the Company or another Subsidiary, provided that such Preferred Stock is thereafter not transferable to any Person other than the Company or a Subsidiary. (Senior Indenture, Section 1008).

     RESTRICTIONS ON SALES AND LEASEBACKS. The Senior Indenture provides that the Company will not itself, and will not permit any Subsidiary to, after the first date on which a Senior Debt Security is authenticated by the Trustee under the Senior Indenture, enter into any sale and leaseback transaction involving any Principal Property that has been or is to be sold or transferred, unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to such transactions plus all Debt to which Section 1008 of the Senior Indenture is applicable, would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there shall be excluded in computing Attributable Debt for the purpose of such restriction, Attributable Debt with respect to any sale and leaseback transaction if: (a) the lease in such transaction is for a period (including renewal rights) not exceeding three years; (b) the Company or a Subsidiary, within 180 days after such transaction, applies an amount not less than the greater of the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by the Board of Directors) to, subject to certain restrictions, the retirement of Funded Debt of the Company ranking on a parity with or senior to the Senior Debt Securities or the retirement of Funded Debt of a Subsidiary; (c) such transaction is entered into prior to, at the time of, or within 30 months after the later of the acquisition of the Principal Property or the completion of the construction thereon; (d) the lease in such transaction secures or relates to obligations issued by a state, territory or possession or the United States, or any political subdivision thereof, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel, includable in the gross income of the holder; or (e) such transaction is entered into between the Company and a Subsidiary or between Subsidiaries. (Senior Indenture, Section 1009).

     CERTAIN DEFINITIONS. The Senior Indenture defines the following terms used in this section:

     "Attributable Debt" means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at the rate of 10% per annum compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Capital Stock", as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

     "Debt" means loans, notes, bonds, indentures or other similar evidences of indebtedness for money borrowed.

     "Funded Debt" means all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower.

     "Preferred Stock" means any stock of any class of the Company that has a preference over Common Stock in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and that is not mandatorily redeemable or repayable, or redeemable or repayable at the option of the Holder, otherwise than in shares of Common Stock or Preferred Stock of another class or series or with the proceeds of the sale of Common Stock or Preferred Stock.

     "Principal Property" means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for selling home improvement products or the manufacturing, warehousing or distributing of such products, owned or leased by the Company or any Subsidiary of the Company. (Senior Indenture, Section 101).


SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The obligations of the Company to make any payment on account of the principal of and premium, if any, and interest on the Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness of the Company. (Subordinated Indenture, Article 14).

     In the event that the Company shall default in the payment of any principal of or any premium or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities by set-off or otherwise) will be made or agreed to be made for principal of or any premium or interest on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities. (Subordinated Indenture, Section 1401). Senior Indebtedness is defined in the Subordinated Indenture as: (a) all indebtedness of the Company for money borrowed or constituting reimbursement obligations with respect to letters of credit and interest or currency swap agreements (including indebtedness secured by a mortgage, conditional sales contract or other lien that is (i) given to secure all or a part of the purchase price of property subject thereto, whether given to the vendor of such property or to another or
(ii) existing on property at the time of acquisition thereof); (b) all indebtedness of the Company evidenced by notes, debentures, bonds or other securities sold by the Company for money; (c) lease obligations (including but not limited to capitalized lease obligations); (d) all indebtedness of others of the kinds described in either of the preceding clauses (a) or (b) and all lease obligations and obligations of others of the kind described in the preceding clause (c) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and (e) all (whether initial or seriatim) renewals, deferrals, increases, extensions or refundings of and modifications to indebtedness of the kinds described in any of the preceding clauses (a), (b) or
(d) and all renewals or extensions of leases of the kinds described in either of the preceding clauses (c) or (d); unless, in the case of any particular indebtedness, lease, renewal, extension or refunding, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, deferral, increase, modification or refunding is not superior in right of payment to the Subordinated Debt Securities or is expressly subordinated by its terms in right of payment to all other indebtedness of the Company (including the Subordinated Debt Securities).

     In the event of: (1) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Company, its creditors or its property; (2) any proceeding for the liquidation, dissolution or other winding up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings; (3) any assignment by the Company for the benefit of creditors; or
(4) any other marshalling of the assets of the Company, all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of any of the Subordinated Debt Securities on account thereof. In such event, any payment or distribution on account of the principal of or any premium or interest on the Subordinated Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding, and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities, shall be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the Holder or Holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, shall be entitled to be paid from the remaining assets of the Company the amounts at the time due and owing on account of unpaid principal of (and premium, if any) and interest on the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations. If any payment or distribution on account of the principal of or any premium or interest on the Subordinated Debt Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), or any security shall be received by the Trustee or any Holder of any Subordinated Debt Securities in contravention of any of the terms of the Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution or security will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. (Subordinated Indenture, Section 1401).

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, and any Holder or Holders of the Subordinated Debt Securities having a claim pursuant to such Subordinated Debt Securities may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an Event of Default in respect of the Subordinated Debt Securities.

EFFECT OF CORPORATE STRUCTURE

     The Debt Securities are obligations exclusively of the Company. Because the operations of the Company are currently conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debt Securities, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

     Although the Senior Indenture limits the incurrence of such indebtedness, as described above under " -- Certain Covenants Applicable to Senior Debt Securities," the Debt Securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.


NO RESTRICTION ON SALE OR ISSUANCE OF STOCK OF SUBSIDIARIES

     The Indentures contain no covenant that the Company will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of its subsidiaries, nor does it prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of such subsidiary.



CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the Holder or Holders of any of the outstanding Debt Securities, may consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes the Company's obligations on the Debt Securities and under the Indentures and that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time would become an Event of Default, has occurred and is continuing, and that certain other conditions are met. (Section 801).


EVENTS OF DEFAULT

     Events of Default with respect to Debt Securities of any series issued thereunder are defined in the Indentures as being: (a) default for thirty days in payment when due of any interest on any Debt Security of that series or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement; (b) default in payment when due of principal, premium, if any, or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series; (c) default for sixty days after notice to the Company by the Trustee for such series, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, in the performance of any other agreement in the Debt Securities of that series, in the Indentures or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; (d) default in the payment of principal when due or resulting in acceleration of other indebtedness of the Company for borrowed money where the aggregate principal amount with respect to which such default or acceleration has occurred exceeds $10 million and such acceleration is not rescinded or annulled within ten days after the written notice thereof to the Company by the trustee or to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, provided that such Event of Default will be cured or waived if the default that resulted in the acceleration of such other indebtedness is cured or waived or such indebtedness is discharged; and (e) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 501). Events of Default with respect to a specified series of Debt Securities may be added to the Indenture under which the series is issued and, if so added, will be described in the applicable Prospectus Supplement. (Section 301). No Event of Default with respect to a particular series of Debt Securities issued under the Indentures necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.

     The Indentures provide that the Trustee for any series of Debt Securities shall, within ninety days after the occurrence of a Default with respect to Debt Securities of that series, give to the holder of the Debt Securities of that series notice of all uncured Defaults known to it, provided, that, except in the case of default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as it in good faith determines that withholding such notice is in the interest of the holders of the Debt Securities of that series, provided, further, that no notice of a default made in the performance of any covenant or a breach of any warranty contained in the Indentures shall be given until at least 60 days after the occurrence thereof. "Default" means any event which is, or, after notice or passage of time or both, would be, an Event of Default. (Section 602).

     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the Holder or Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holder or Holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section
502).

     The Indentures provide that, subject to the duty of the Trustees in the case of an Event of Default to act with the required standard of care, the Trustees will be under no obligation to exercise any of these rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holder or Holders shall have offered to the Trustees reasonable indemnity. (Sections 601 and 603). Subject to such provisions for the indemnification of the Trustees, the Holder or Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on the Trustees with respect to the Debt Securities of that series. (Section 512).

     The Company is required to furnish to the Trustees annually a statement as to the performance by the Company of certain of its obligations under the Indentures and as to any default in such performance. (Section 1005).


GLOBAL SECURITIES

     The Debt Securities of a series may be issued in the form of one or more fully registered securities in global form (each a "Global Security") that will be deposited with, or on behalf of, a depositary (the "Depositary Bank") identified in the Prospectus Supplement relating to such series and will be registered in the name of the Depositary Bank or its nominee. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the series represented by such Global Security or Securities. Unless and until any such Global Security is exchanged in whole or in part for Debt Securities in definitive certificated form, such Global Security may not be transferred except as a whole by the Depositary Bank for such Global Security to a nominee of such Depositary Bank or by a nominee of such Depositary Bank to such Depositary Bank or another nominee of such Depositary Bank or by such Depositary Bank or any such nominee to a successor of such Depositary Bank or a nominee of such successor and except as described in the applicable Prospectus Supplement. (Section 303).

     The specific terms of the depositary arrangement with respect to a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depositary Bank for such Global Security, the Depositary Bank will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions ("participants") that have accounts with such Depositary Bank or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution or placement of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown by book-keeping entries on, and the transfer of that ownership interest will be effected only through book-keeping entries to, records maintained by the Depositary Bank or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown by book-keeping entries on, and the transfer of that ownership interest among or through such participants will be effected only through book-keeping entries to, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive certificated form rather than book-entry form. Such laws may impair the ability to own, transfer or pledge beneficial interests in any Global Security.

     So long as the Depositary Bank for a Global Security or its nominee is the registered owner of such Global Security, such Depositary Bank or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below or otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary Bank and, if such person is not a participant, on the procedures of the participant through which such person directly or indirectly owns its interest, to exercise any rights of a holder under the Indenture. The Indenture provides that the Depositary Bank may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. (Section 104). The Company understands that under existing industry practices, if the Company requests any action of holders or any owner of a beneficial interest in such Global Security desires to give any notice or take any action that a holder is entitled to give or take under the Indenture, the Depositary Bank for such Global Security would authorize the participants holding the relevant beneficial interest to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal and any premium and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary Bank or its nominee will be made to such Depositary Bank or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308).

     The Company expects that the Depositary Bank for any series of Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary Bank. The Company also expects that payments by participants to owners of beneficial interests in such Global Security or Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     If the Depositary Bank for any series of Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary Bank and a successor Depositary Bank is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive certificated form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for the Global Security representing such series of Debt Securities. (Section 305).

     Further, an owner of a beneficial interest in a Global Security representing Debt Securities of a series may, on terms acceptable to the Company and the Depositary Bank for such Global Security, receive Debt Securities of such series in definitive certificated form, if the Company so specifies with respect to the Debt Securities of such series. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive certificated form. Debt Securities of such series so issued in definitive certificated form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form. (Section 305).


MODIFICATION AND WAIVER

     Modifications and amendments of the Indentures may be made by the Company and the applicable Trustee with the consent of the Holder or Holders of a majority in principal amount of the Debt Securities of all affected series; provided, however, that no such modification or amendment may, without the consent of the Holder or Holders of all of the outstanding Debt Securities affected thereby, (i) change the stated maturity date of the principal of, or any installment of principal of, or premium, if any, or interest, if any, on, any Debt Security; (ii) reduce the principal amount of, or premium, if any, or interest, if any, on, any Debt Security, change the method of calculation thereon or reduce the amount payable on redemption thereof; (iii) reduce the amount of principal of a Debt Security payable upon acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any Debt Security; (v) impair the rights of any holder of any Debt Securities to conversion rights; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or
(vii) reduce the percentage in principal amount of the Debt Security, the consent of whose Holder or Holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults. (Sections 901 and 902).

     The Holder or Holders of a majority in principal amount of the Debt Securities of all affected series may, on behalf of the Holder or Holders of such Debt Securities, waive compliance by the Company with certain restrictive provisions of the Indentures. The Holder or Holders of a majority in principal amount of the Debt Securities of all affected series also may, on behalf of the Holder or Holders of all such Debt Securities, waive any past default under the Indentures with respect to such Debt Securities, except a default in the payment of the principal, or premium, if any, or interest on, any Debt Security or in respect of a provision that under the Indentures cannot be modified or amended without the consent of the Holder or Holders of all of the outstanding Debt Securities affected thereby. (Section 513).


REGARDING THE TRUSTEES

     The First National Bank of Chicago is the Trustee under the Senior Indenture. Notice to the Senior Trustee Bank should be directed to its Corporate Trust Office, One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126, Attention: Corporate Trust Administrator.

     The Bank of New York is the Trustee under the Subordinated Indenture. Notice to the Subordinated Trustee should be directed to its Corporate Trust Office, located at 101 Barclay Street, New York, New York 10007.


                        DESCRIPTION OF PREFERRED STOCK

GENERAL

     The following summary does not purport to be complete and is subject in all respects to applicable North Carolina law and the Company's Restated and Amended Charter and Bylaws.

     The Company is authorized by its Restated and Amended Charter to issue 5,000,000 shares of Preferred Stock. The Board of Directors is authorized to designate with respect to each new series of Preferred Stock the number of shares in each series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series, and the voting rights, if any. Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of the Company. The Company may amend from time to time its Restated and Amended Charter to increase the number of authorized shares of Preferred Stock. Any such amendment would require the approval of the holders of a majority of the outstanding shares of Common Stock and the approval of the holders of a majority of the outstanding shares of all series of Preferred Stock voting together as a single class without regard to series. As of the date of this Prospectus, the Company had no shares of Preferred Stock outstanding.

     The Prospectus Supplement relating to each series of the Preferred Stock will describe the following terms thereof: (a) title and stated value of such series;
     (b) the number of shares in such series;
     (c) the dividend payment dates and the dividend rate or method of determination or calculation of such terms applicable to the series;
     (d) applicable redemption provisions, if any;
     (e) sinking fund or purchase fund provisions, if any;
     (f) the fixed liquidation price and fixed liquidation premium, if any, applicable to the series;
     (g) the rate or basis of exchange or conversion into other securities or method of determination thereof applicable to the series, if any;

     (h) the conversion rights, if any;
     (i) applicable voting rights; and
     (j) any other terms applicable thereto.


REDEMPTION

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption shall specify the number of shares of such series of Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method which may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.


CONVERSION RIGHTS; PREEMPTIVE RIGHTS

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of preferred stock of the Company. The Preferred Stock will have no preemptive rights.


DIVIDEND RIGHTS

     The holders of the Preferred Stock of each series shall be entitled to receive, if and when declared payable by the Board of Directors, out of assets available therefor, dividends at, but not exceeding, the dividend rate for such series (which may be fixed or variable), payable at such intervals and on such dates as are provided in the resolution of the Board of Directors creating such series. If such intervals and dividend payment dates shall vary from time to time for such series, such resolution shall set forth the method by which such intervals and such dates shall be determined. Such dividends on Preferred Stock shall be paid before any dividends, other than a dividend payable in Common Stock of the Company, may be paid upon or set apart for any shares of capital stock ranking junior to the Preferred Stock in respect of dividends or liquidation rights (referred to in this Prospectus as "stock ranking junior to the Preferred Stock").


VOTING RIGHTS

     Except as indicated below or in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by the laws of the State of North Carolina or other applicable law, the holders of the Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under "Depositary Shares," if the Company elects to issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote. Because each full share of any series of Preferred Stock shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

     In addition to the foregoing voting rights, under the North Carolina Business Corporation Act as now in effect, the holders of Preferred Stock will have the voting rights set forth above under "General" with respect to amendments to the Company's Restated and Amended Charter that would increase the number of authorized shares of Preferred Stock of the Company.

LIQUIDATION RIGHTS

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock shall be entitled to receive, for each share thereof, the fixed liquidation or stated value for the respective series together in all cases with all dividends accrued or in arrears thereon, before any distribution of the assets shall be made to the holders of any stock ranking junior to the Preferred Stock. If the assets distributable among the holders of Preferred Stock should be insufficient to permit the payment of the full preferential amounts fixed for all series, then the distribution shall be made among the holders of each series ratably in proportion to the full preferential amounts to which they are respectively entitled.


DEPOSITARY SHARES

     GENERAL. The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary Bank"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary Bank may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     WITHDRAWAL OF PREFERRED STOCK. Upon surrender of the Depositary Receipts to the Depositary Bank, the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office of the number of whole shares of Preferred Stock represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary Bank will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Owners of Depositary Shares will be entitled to receive only whole shares of Preferred Stock. In no event will fractional shares of Preferred Stock (or cash in lieu thereof) be distributed by the Depositary Bank. Consequently, a holder of a Depositary Receipt representing a fractional share of Preferred Stock would be able to liquidate his position only by sale to a third party (in a public trading market transaction or otherwise), unless the Depositary Shares are redeemed by the Company or converted by the holder.

     DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary Bank will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary Bank will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary Bank determines that it is not feasible to make such distribution, in which case the Depositary Bank may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     REDEMPTION OF DEPOSITARY SHARES. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary Bank resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary Bank. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary Bank, the Depositary

Bank will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary Bank.

     VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary Bank will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary Bank as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary Bank will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action that may be deemed necessary by the Depositary Bank in order to enable the Depositary Bank to do so. The Depositary Bank may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

     AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary Bank. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary Bank only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

     CHARGES OF DEPOSITARY BANK. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary Bank in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including any fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

     MISCELLANEOUS. The Depositary Bank will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary Bank and that the Company is required to furnish to the holders of Preferred Stock.

     Neither the Depositary Bank nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary Bank under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

     RESIGNATION AND REMOVAL OF DEPOSITARY BANK. The Depositary Bank may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary Bank, any such resignation or removal to take effect upon the appointment of a successor Depositary Bank and its acceptance of such appointment. Such successor Depositary Bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.


MISCELLANEOUS

     The Preferred Stock, when issued and full consideration is received for such Preferred Stock, will be fully paid and nonassessable.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The following summary does not purport to be complete and is subject in all respects to applicable North Carolina law, the Company's Restated and Amended Charter and Bylaws, and the Rights Agreement, dated September 9, 1988, between the Company and Wachovia Bank of North Carolina, N.A., as Rights Agent.


     The Company is authorized by its Restated and Amended Charter to issue 700,000,000 shares of Common Stock and had 174,901,889 shares of Common Stock outstanding at October 31, 1997. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor. Dividends may be paid on the Common Stock only if all dividends on any outstanding Preferred Stock have been paid or provided for.

     The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company.

     In the event of the voluntary or involuntary dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of Preferred Stock, if any, all the remaining assets of the Company available for distribution.

     Directors are elected by a vote of the holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights.

     Wachovia Bank of North Carolina, N.A. of Winston-Salem, North Carolina, acts as the transfer agent and registrar for the Common Stock.


PREFERRED SHARE PURCHASE RIGHTS

     In 1988, pursuant to the Company's Shareholder Rights Plan, the Company distributed as a dividend one Right for each outstanding share of Common Stock. As a consequence of a 100% stock dividend effective June 26, 1992, and a two-for-one stock split effective April 14, 1994, the number of Rights outstanding was adjusted such that each share of Common Stock had associated with it one-quarter Right. Each Right entitles the holder to buy one one-thousandth of a share of Participating Cumulative Preferred Stock, Series A, at an exercise price of $100, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 20% or more of the outstanding Common Stock. When exercisable, the Company may issue a share of Common Stock in exchange for each Right other than those held by such person or group. If a person or group acquires 30% or more of the outstanding Common Stock, each Right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire Preferred Stock or, at the option of the Company, Common Stock, having a value equal to twice the Right's exercise price. If the Company is acquired in a merger or other business combination or if 50% of its earnings power is sold, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on September 9, 1998, and may be redeemed by the Company at a price of $.01 per right at any time prior to the tenth day after an announcement that a 20% position has been acquired.

     Until such time as a person or group acquires or announces a tender offer for 20% or more of the Common Stock, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Rights may not be transferred, directly or indirectly (i) to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Rights (an "Acquiring Person"); (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person; or (iii) to any affiliate or associate of any such person. Any Right that is the subject of a purported transfer to any such person will be null and void.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 20% of the outstanding shares of Common Stock of the Company if certain events thereafter occur without the Rights having been redeemed. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the Rights are redeemable under certain circumstances.

CHANGE OF CONTROL PROVISIONS

     The rights of holders of Common Stock are governed by other provisions that are intended to affect any attempted change of control of the Company.

     BOARD OF DIRECTORS. The Restated and Amended Charter classifies the Board of Directors into three separate classes, with the term of one-third of the directors expiring at each annual meeting. A director may be removed only upon the affirmative vote of 70% of outstanding voting shares.

     FAIR PRICE PROVISIONS. Provisions of the Restated and Amended Charter (the "Fair Price Provisions") limit the ability of an Interested Shareholder to effect certain transactions involving the Company. Unless the Fair Price Provisions are satisfied, an Interested Shareholder (defined as the beneficial owner of 20% of outstanding voting shares) may not engage in a business combination, which includes a merger, consolidation, share exchange or similar transaction, involving the Company unless approved by 70% of the Company's outstanding voting shares. In general, the Fair Price Provisions require that an Interested Shareholder pay shareholders the same amount of cash or the same amount and type of consideration paid by the Interested Shareholder when it initially acquired the Company's shares.

     The Fair Price Provisions are designed to discourage attempts to take over Lowe's in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired company on terms determined by the purchaser. Due to the difficulties of complying with the requirements of the Fair Price Provisions, the Fair Price Provisions generally may discourage attempts to obtain control of the Company.

     NORTH CAROLINA SHAREHOLDER PROTECTION ACT. The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of a corporation's voting shares to approve a business combination with any person that beneficially owns 25% of the voting shares of the corporation unless the "fair price" provisions of the Act are satisfied. The statute's intended effect is similar to the Fair Price Provisions of the Company's Restated and Amended Charter.


                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement. If Warrants are issued, copies of the forms of Warrant Agreement and the certificate evidencing the Warrants will be incorporated by reference in the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

     The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered:

 (a) the title of such Warrants;
 (b) the aggregate number of such Warrants;
 (c) the price or prices at which such Warrants will be issued;
 (d) the designation, aggregate principal amount and terms of the securities purchasable upon exercise of such Warrants; (e) the designation and terms of the Offered Securities with which such Warrants are issued and the number of such Warrants issued with each such security;
 (f) if applicable, the date on and after which such Warrants and the related securities will be separately transferable;
 (g) the price at which the securities purchasable upon exercise of such Warrants may be purchased;
 (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Warrants that may be exercised at any one time;
 (j) information with respect to book-entry procedures, if any;
 (k) a discussion of material federal income tax considerations; and
 (l) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                             PLAN OF DISTRIBUTION

     The Offered Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through such firms or other firms acting alone or through dealers. The Offered Securities may also be sold directly by the Company or through agents to investors. The names of any agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the applicable agent's commission, dealer's purchase price or underwriter's discount and the net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     If an underwriter or underwriters are utilized in the sale of the Offered Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Offered Securities will be obligated to purchase all such Offered Securities if any are purchased. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Under such underwriting agreements, underwriters, dealers and agents who participate in the distribution of the Offered Securities, may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act or contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. The underwriter or underwriters with respect to an underwritten offering of Offered Securities will be set forth in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement.

     If so indicated in an applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries and the Trustees in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for the Offered Securities.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia.


                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended May 2, 1997 and April 30, 1996, August 1, 1997 and July 31, 1996, and October 31, 1997, and October 31, 1996, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended May 2, August 1 and October 31, 1997, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because their reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

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                                4,800,000 Shares





                                  [LOWE'S LOGO]




                                  Common Stock






                            ----------------------
                             PROSPECTUS SUPPLEMENT
                            ----------------------
                              Merrill Lynch & Co.
                          Morgan Stanley Dean Witter
                           PaineWebber International
                            William Blair & Company
                          Prudential-Bache Securities



                                      , 1999





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